UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

04050839

November 19, 2004

RECD S.E.C.
NOV 2 6 2004
1086

D. Craig Nordlund
Senior Vice President
General Counsel and Secretary
Agilent Technologies, Inc.
395 Page Mill Road, MS A3-11
Palo Alto, CA 94306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 11/19/2004

PROCESSED
DEC 06 2004
THOMSON
FINANCIAL

Re: Agilent Technologies, Inc.
Incoming letter dated October 28, 2004

Dear Mr. Nordlund:

This is in response to your letter dated October 28, 2004 concerning the shareholder proposal submitted to Agilent Technologies by Daniel C. Wong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Daniel C. Wong
11784 Castle Court
Dublin, CA 94568

1096878

Agilent Technologies, Inc.
395 Page Mill Road, MS A3-11
Palo Alto, California 94306

650 752 5080 telephone
650 752 5082 facsimile
craig_nordlund@agilent.com

Agilent Technologies

D. Craig Nordlund
Senior Vice President
General Counsel and Secretary

October 28, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington DC 20549

Re: <u>Agilent Technologies, Inc. – Exclusion of Stockholder Proposal Pursuant to Rule 14a-8</u>

Dear Sir or Madam:

This letter is being submitted to you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to inform you that Agilent Technologies, Inc., a Delaware corporation (the "Company" or "we"), intends to exclude from its proxy statement and form of proxy for the 2005 annual meeting of its stockholders (the "2005 Proxy Materials") a stockholder proposal and supporting statement relating to the term of service of the Company's directors (the "Proposal") submitted by Daniel C. Wong (the "Proponent"). We believe that the Proposal may be excluded from our 2005 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent did not provide the requisite proof of continuous ownership of $2,000 in market value, or 1%, of the Company's securities in response to our timely and adequate request for such proof of ownership. Also pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company will file its definitive 2005 Proxy Materials with the Commission. We hereby respectfully request confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if we exclude the Proposal from our 2005 Proxy Materials.

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of each of the following:

(i) this letter;

(ii) the Proposal and the Proponent's letter dated September 10, 2004 transmitting the Proposal (the "Proponent's Letter"), attached hereto as Exhibit A; and

(iii) a letter dated September 30, 2004 from me to the Proponent pursuant to Rule 14a-8(f) (the "Rule 14a-8(f) Letter") regarding the Proponent's failure to comply with the eligibility requirements of Rule 14a-8(b), attached hereto as Exhibit B.

In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent.

I. Introduction

We received the Proponent's Letter via regular mail no earlier than September 16, 2004. The Proponent appeared in our records as a registered stockholder of five (5) shares of the Company's stock, which on September 16, 2004, had a market value of less than $2,000 and was equal to less than 1% of the Company's securities. In addition, the Proponent has not filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 with respect to the Company's common stock.

Consequently, on September 30, 2004, I sent the Rule 14a-8(f) Letter via Federal Express to the Proponent requesting additional documentation regarding his eligibility under Rule 14a-8(b)(1) and Rule 14a-8(b)(2). The Proponent received the Rule 14a-8(f) Letter on October 1, 2004. Proof of delivery information is attached as Exhibit C.

II. The Proposal May Be Excluded Because the Proponent Does Not Meet the Eligibility Requirements of Rule 14a-8(b)

Rule 14a-8(b)(1) requires the Proponent to have "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the proponent] submit[s] the proposal." In addition, Rule 14a-8(b)(2) requires the Proponent to submit a written statement that it intends to continue to beneficially own such securities through the date of the 2005 annual meeting in order for the Proposal to be properly submitted. *See Staff Legal Bulletin No. 14*, Section C.1.d. (July 13, 2001).

The Proponent's Letter did not include information relating to the stock ownership requirements established by Rule 14a-8(b), demonstrating that the Proponent satisfied the minimum one-year continuous holding period of at least $2,000 in market value, or 1%, of the Company's common stock, or any indication of his intent to hold such stock through the date of our 2005 annual meeting.

Within 14 days of the Company's receipt of the Proponent's Letter, in accordance with Rule 14a-8(f), on September 30, 2004, I sent the Rule 14a-8(f) Letter to the Proponent by Federal Express overnight delivery. In accordance with Question C (regarding company notices of defect) of the September 15, 2004 *Staff Legal Bulletin No. 14B*, the Rule 14a-8(f) Letter:

(i) provided adequate detail about what the Proponent must do to remedy his eligibility or procedural defect;

(ii) included, for the Proponent's convenience, a copy of Rule 14a-8;

(iii) explicitly stated that the Proponent must transmit his response to the Company's notice within 14 calendar days of receiving the Rule 14a-8(f) Letter;

(iv) requested that the Proponent provide a written statement from the record holder of his shares, or a copy of any Schedule 13D, Schedule 13G or Form 3, 4 or 5 verifying that, as of the date he submitted the Proposal, he continuously held the requisite number of shares of Agilent common stock for at least one year; and

(v) requested that the Proponent provide a written statement that he intends to hold the shares through the date of our 2005 annual meeting.

We have confirmed that Federal Express delivered the Rule 14a-8(f) Letter to the Proponent on October 1, 2004. Pursuant to Rule 14a-8(f), the Proponent was required to furnish the requested information on or before October 15, 2004. The Proponent did not furnish the written information requested in the Rule 14a-8(f) Letter within the required 14-day period (and has not responded in any manner even though we invited him to speak with us).

The Staff has consistently concluded that a company may exclude a proposal pursuant to Rule 14a-8(f) for failure by the proponent to comply with Rule 14a-8(b). *See Transocean Inc.* (March 7, 2003) (proper to omit proposal because proponent held shares for only eleven months prior to the proposal submission date); *AutoNation, Inc.* (March 14, 2002) (proper to omit proposal when proponent held shares for two days less than the one-year period). *See also CNF Inc.* (January 12, 2004) (proper to omit proposal because proponent failed to respond to the company's "request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); *Atlas Air Worldwide Holdings, Inc.* (March 14, 2003) (proper to omit proposal because "proponent failed to supply, within 14 days of receipt of Atlas Air request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b)"); *Eagle Food*

Centers, Inc. (March 14, 2003) (proper to omit proposal because "proponent does not satisfy the minimum ownership requirement for the one-year period specified in rule 14a-8(b)"); *Halliburton Company* (March 7, 2003) (proper to omit because "proponent appears not to have responded to Halliburton's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)"); *Nextel Partners, Inc.* (March 3, 2003) (same); *Avaya Inc.* (December 4, 2001) (same); *The McGraw-Hill Companies, Inc.* (November 26, 2001) (same); and *Anthracite Capital, Inc.* (March 29, 2002) (same).

Similarly, the Staff has consistently permitted companies to exclude a proposal where the proponent has failed to submit a written statement to the company that he or she intends to continue beneficial ownership through the date of a company's annual meeting of shareholders. In such cases, the Staff found that a proposal was properly excludable under Rules 14a-8(b) and 14a-8(f) and granted relief without giving the proponent an opportunity after the expiration of the applicable 14-day period to comply with the requirements of Rule 14a-8(b)(2). *See IVAX Corporation* (March 20, 2003) (proper to omit proposal because proponent failed to provide written statement of his intent to hold company stock through the date of shareholder meeting); *Exxon Mobil Corp.* (January 23, 2001); *Exxon Mobil Corp.* (January 16, 2001); *McDonnell Douglas Corp.* (February 4, 1997); *Ashland Inc.* (November 14, 1996); *AmVestors Financial Corp.* (January 3, 1996); and *International Business Machines Corp.* (November 22, 1995).

III. Conclusion

For the reasons discussed in this letter, the Company requests that the Staff concur with the Company's view that the Proposal may be properly excluded from the 2005 Proxy Materials under Rule 14a-8(f) because the Proponent failed to satisfy the one-year minimum holding period and stock ownership requirements of Rule 14a-8(b) and has failed to submit the required written statement that the Proponent intends to hold his shares through the date of the 2005 annual meeting in violation of Rule 14a-8(b). Should the Staff disagree with the Company's position, or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. The Company hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to the Company, but not the Proponent.

If the Staff has any questions or comments regarding the foregoing, please contact me at 650-752-5080 or Marie Oh Huber at 650-752-5339.

Very truly yours,

D. Craig Nordlund

Exhibit A

11784 Castle Court
Dublin, CA 94568

September 10, 2004

Mr. D. Craig Nordlund
Secretary and General Counsel
Agilent Technologies
395 Page Mill Road
Palo Alto, CA 94306

Dear Mr. Nordlund:

As a shareholder of Agilent Technologies, I would like to propose the following item for inclusion in upcoming proxy statement and annual meeting for 2005.

Resolved: Each board member's term shall expire at each annual meeting and be required to stand for reelection for continued service.

Supporting Statement: The majority of world class corporations require all board members to stand for annual elections. Annual elections of all board members will help facilitate more rapid adjustments for changing times. Agilent Technologies being centered in the rapidly evolving technology field would best be served with the agility and flexibility needed to compete in to a fluid environment.

Thank you for your consideration. For your convenience, I may also be reached at 415-699-0634.

Best regards,

Daniel C. Wong, CFA

Daniel C. Wong, CFA

Exhibit B

Agilent Technologies, Inc.
395 Page Mill Road, M/S A3-10
Palo Alto, CA 94303

650 752 5080 telephone
650 752 5082 facsimile
craig_nordlund@agilent.com

D. Craig Nordlund
Senior Vice President, Secretary
and General Counsel

Agilent Technologies

September 30, 2004

Daniel C. Wong, CFA
11784 Castle Court
Dublin, CA 94568

RE: 2005 PROXY PROPOSAL

Dear Dan,

Hilliard Terry, Director of Investor Relations and one of your former colleagues in the Agilent Treasury Department, tried to call you on September 29 and 30, 2004 to discuss the proposal you raised in your letter dated September 10, 2004. We would be interested in speaking with you and learning more about your questions and concerns.

As you are probably aware, the SEC's proxy solicitation rules require that any shareholder proposal submitted for inclusion in a company's proxy must meet certain requirements. Your proposal failed to meet those requirements and contains the following procedural and eligibility deficiencies:

1. From what we can verify from the company's records, you own only five shares of Agilent stock as a registered holder.
2. Given that the company does not know that you are a shareholder beyond the five shares you own as a registered holder, at the time you submitted your proposal, the SEC rules state that you were required to prove your eligibility to the company in one of two ways, both of which you failed to do:

    a. A written statement from your broker or bank verifying that at the time you submitted your proposal you continuously held the requisite amount of Agilent stock for at least one year and a written statement that you intend to continue to hold the shares through the date of the annual meeting.

    b. A copy of any Schedule 13D, Schedule 13G, Forms 3, 4 or 5 and a written statement that you intend to continue to hold the shares through the date of the annual meeting.

If you continue to assert the proposal described in your letter, your response to us correcting your procedural and eligibility deficiencies must be postmarked or transmitted electronically to us no later than 14 calendar days from the date of your receipt of this letter. You must provide written proof that you held at least $2,000 in market value, or 1%, of Agilent's securities entitled to be voted on the proposal at Agilent's 2005 stockholders' meeting for at least one year by the date you submitted the proposal. In addition, you must provide Agilent with a written statement that you intend to continue to hold Agilent's securities through the date of the meeting of stockholders. We have attached a copy of the shareholder proposal rules for your reference.

Whether or not your proposal is eligible for inclusion in the company's proxy materials under the Securities and Exchange Commission rules, we would still like to talk to you about your concerns. I know that Hilliard has tried to reach you but, if you prefer, please feel free to call me at (650) 752-5080 or Marie Oh Huber at (650) 752-5339.

Best regards,

Craig

D. Craig Nordlund

cc: Marie Oh Huber
Hilliard Terry

Securities Lawyer's Deskbook

published by The University of Cincinnati College of Law

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General Rules and Regulations promulgated under the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You

Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media,

otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;
11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;
12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 *calendar* years of the last time it was included if the proposal received:
    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;
    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or
    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and
13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its

14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Regulatory History

48 FR 38222, Aug. 23, 1983, as amended at 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29106, 29119, May 28, 1998, as corrected at 63 FR 50622, 50623, Sept. 22, 1998

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Exhibit C

From: Origin ID: (650)752-5189
MARY ANN OWCZARZ
AGILENT TECHNOLOGIES CORPORATE
395 PAGE MILL ROAD, M/S A3-10

PALO ALTO, CA 94306

FedEx Express

E

Ship Date: 30SEP04
Actual Wgt: 1 LB
System#: 4732031/INET1900
Account#: S ********

REF: 42/NI

Delivery Address Bar Code

SHIP TO: (925)560-0545 BILL SENDER

Daniel Wong

11784 Castle Court

Dublin, CA 94568

PRIORITY OVERNIGHT

FRI
Deliver By:
01OCT04

TRK# 7921 0296 8511 FORM 0201

OAK A2

94568 -CA-US

WA NGZA

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 19, 2004

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Agilent Technologies, Inc.
Incoming letter dated October 28, 2004

The proposal relates to the election of directors.

There appears to be some basis for your view that Agilent Technologies may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Agilent Technologies' request for documentary support indicating that he has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Agilent Technologies omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Robyn Manos
Special Counsel